Exhibit 99.1

News Release

News Release 2007-04		January 22, 2007

Queenstake Files Lawsuit

Denver, Colorado — January 22, 2007 — Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) and its wholly owned subsidiary, Queenstake Resources USA Inc., (together known as “Queenstake”) filed suit on January 19, 2007 against American International Specialty Lines Insurance Company, a subsidiary of AIG, (the “Insurance Company”) in United States District Court for the District of Colorado.

The suit seeks over US$8 million in damages as a result of the Insurance Company’s failure to reimburse Queenstake under its reclamation costs insurance policy for the costs to construct an evaporation pond at Queenstake’s Jerritt Canyon gold mining and processing operations in Nevada. The evaporation pond was mandated by the Nevada Department of Environmental Protection earlier in 2006 as part of Jerritt Canyon’s long-term closure and reclamation plan. (See news release of January 15, 2007, “Queenstake Arranges Bridge Loan Financing.”) Queenstake’s insurance policy includes coverage in respect of reclamation related costs arising as a result of changes in applicable environmental laws and government mandates. Queenstake is being represented in this matter by Anderson Kill & Olick, P.C. of New York.

This legal action is unrelated to the ongoing process of reviewing strategic alternatives, which Queenstake and its financial advisors Blackmont Capital are currently engaged in.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada, which has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from three underground mines.  The Jerritt Canyon District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada. In addition, Jerritt Canyon also has one of only three permitted roasting facilities in Nevada.

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For further information call:
Wendy Yang 303-297-1557 ext. 105
800-276-6070
Email — info@queenstake.com web — www.queenstake.com

Cautionary Statement — This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) outcome of legal action,

(ii) estimation of the process of reviewing strategic alternatives and (iii) outcome of the review of strategic alternatives.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in Queenstakes’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as Queenstake’s other regulatory filings. Although Queenstake has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Queenstake undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.